EXHIBIT 99.1


















November 14, 2003



First Southern Bancshares, Inc.
Court Street
Florence, Alabama


We are not able to complete the review of the Company's consolidated financial statements as of and for the nine month period ended September 30, 2003 in time for the Company's 10QSB to be filed timely. The Company is in the process of assessing the application of certain accounting principles to their financial statements for the above mentioned period. Pursuant to and contingent upon resolution of the correct application of those principles, we will complete our review.


/s/ Kraft Bros., Esstman, Patton & Harrell, PLLC.

Kraft Bros., Esstman, Patton & Harrell, PLLC.